ASGARD CRAFT BREWERY COMPANY, INC.

REVIEWED
FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

JOE OSTERFELD, CPA
CERTIFIED PUBLIC ACCOUNTANT
214 WEST FIFTH STREET ~ SUITE B
PO BOX 807
COLUMBIA, TN 38402-0807

ASGARD CRAFT BREWERY COMPANY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2017

TABLE OF CONTENTS

Joe Osterfeld, CPA

Certified Public Accountant

214 West Fifth Street ~ Suite B ~ PO Box 807 ~ Columbia, TN 38402-0807

Telephone: 931-388-7144 ~ E-mail: joeosterfeldcpa@att.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Asgard Craft Brewery Company, Inc.
Columbia, Tennessee

We have reviewed the accompanying financial statements of Asgard Craft Brewery Company, Inc. (a corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion,

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Joe Osterfeld CPA

Digitally signed by Joe Osterfeld CPA
DN: cn=Joe Osterfeld CPA, o, ou, email=joeosterfeldcpa@att.net, c=US
Date: 2018.08.24 21:41:36 -05'00'

Joe Osterfeld, CPA
Columbia, Tennessee
August 24, 2018

ASGARD CRAFT BEWERY COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2017 and 2016

	12/31/2017	12/31/2016
ASSETS		
Current Assets		
Cash	$ 6,869	$ 27,700
Inventory	51,277	18,899
Total Current Assets	58,146	46,599
Property and Equipment		
Leasehold improvements	136,424	136,424
Furniture and equipment	10,757	10,757
Capitalized lease vehicle	64,032	64,032
Total Property and Equipment	211,213	211,213
Less: Accumulated depreciation	(22,302)	(4,651)
Net Property and Equipment	188,911	206,562
Other Assets		
Start-up costs	11,384	11,384
Less: Accumulated amortization	(948)	(190)
Net Start-up Costs	10,436	11,194
Due From All Father Development LLC	202,365	110,569
Total Other Assets	212,801	121,763
Total Assets	$ 459,858	$ 374,924
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 68,622	$ 71,738
Accrued expenses	8,068	2,116
Accrued interest on convertible notes payable	27,106	-
Note payable to First Farmers and Merchants Bank Line of Credit	74,451	74,249
Notes payable Pharmacotherapy Consultants LLC	24,981	-
Bridge loan	4,598	-
Shareholder advance	26,933	-
Capitalized lease: current portion	9,383	-
Total Current Liabilities	244,142	148,103
Long-Term Liabilities		
Convertible notes payable to shareholders and investors	438,609	261,138
Capitalized lease: long term portion	42,665	56,808
Total Long-Term Liabilities	481,274	317,946
Total Liabilities	725,416	466,049
Stockholder's Equity		
Common Stock, $.50 par value, 100,000 shares authorized,		
10,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	28,000	28,000
Retained Earnings (Deficit)	(298,558)	(124,125)
Total Stockholder's Equity (Deficit)	(265,558)	(91,125)
Total Liabilites and Stockholder's Equity	$ 459,858	$ 374,924

See independent accountant's review report and notes to the financial statements.

ASGARD CRAFT BEWERY COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	12/31/2017	12/31/2016
Contract Revenues Earned	$ 427,365	$ 77,491
Cost of Sales		
Beginning inventory	18,889	-
Purchases	226,265	54,231
Total Available for Sale	245,154	54,231
Less: Ending Inventory	(51,277)	(18,899)
Total Cost of Sales	193,877	35,332
Gross Profit	233,488	42,159
Operating Expenses		
Salaries	78,959	-
Payroll Taxes	8,071	-
Repairs and Maintenance	34,241	10,815
Rent	24,746	14,024
Taxes and Licenses	5,481	8,223
Charitable Contributions	9,085	-
Depreciation and Amortization	18,600	4,841
Advertising	10,649	3,042
Bank and Credit Card Processing Fees	5,414	2,173
Computer and Internet Expenses	4,460	-
Consulting	24,320	-
Dues and Subscriptions	5,917	4,063
Insurance	4,352	851
Office Expenses	11,094	7,066
Outside Services	29,094	57,534
Professional Fees	16,907	12,237
Security	6,176	808
Tap Room Equipment	27,733	10,435
Telephone	4,992	2,575
Travel, Meals and Entertainment	16,509	10,283
Utilities	7,547	1,471
Total Operating Expenses	354,347	150,441
Operating Income (Loss)	(120,859)	(108,282)
Other Income (Expense)		
Interest Income	10	-
Interest Expense	(53,584)	(4,116)
Total Other Income (Expense)	(53,574)	(4,116)
Net Income Before Taxes	(174,433)	(112,398)
Provision (Benefit) for Income Taxes	-	-
Net Income (Loss)	(174,433)	(112,398)
Retained Earnings (Deficit), beginning of year	(124,125)	(11,727)
Retained Earnings (Deficit), end of year	$ (298,558)	$ (124,125)

See independent accountant's review report and notes to the financial statements.

ASGARD CRAFT BEWERY COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

Cash Flows from Operating Activities			
Net Income (Loss)	$ (174,433)	$	(112,398)
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and Amortization	18,600		4,841
Changes in Operating Assets and Liabilities:			
Inventory	(32,378)		(18,899)
Start-up costs	-		(11,384)
Due From All Father Development LLC	(91,796)		(62,569)
Accounts payable	(3,306)		36,548
Accrued expenses	5,952		-
Accrued interest on bridge loan	336		-
Accrued interest on convertible debt	27,106		2,116
Net Cash Provided by Operating Activities	(249,919)		(161,745)
Cash Flows from Investing Activities			
Purchases of land improvements, furniture, equipment, and vehicles	-		(206,213)
Net Cash Used in Investing Activities	-		(206,213)
Cash Flows from Financing Activities			
Proceeds from notes payable to shareholders and investors	177,471		234,138
Proceeds from First Farmers and Merchants Bank line of credit	202		74,249
Proceeds from notes payable Pharmacotherapy Consultants LLC	24,981		
Proceeds from bridge loan	9,500		
Principal payments on bridge loan	(5,238)		
Proceeds from shateholder advance	26,933		
Proceeds from capitalized lease	-		64,032
Principal payments on capitalized lease	(4,760)		(7,224)
Net Cash Provided in Financing Activities	229,089		365,195
Net Change in Cash	(20,830)		(2,763)
Cash, beginning of year	27,700		30,463
Cash, end of year	$ 6,870	$	27,700
Supplemental Disclosures:			
Cash paid during the year for interest	$ 26,142	$	4,116
Cash paid during the year for income taxes	$ -	$	-

See independent accountant's review report and notes to the financial statements.

Asgard Craft Brewery Company, Inc.
Notes To Financial Statements
For the Years Ending December 31, 2017 and 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Asgard Craft Brewery Company, Inc. (the Company), is a Delaware Corporation that was formed in 2015. The Company is a craft brewer that sells beer in Columbia, Tennessee. A board of directors governs the Company.

The Company will conduct an equity crowd funding offering during the third quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Basis of Accounting

The financial statements of Asgard Craft Brewery Company, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant accounts receivable, accounts payable, and other liabilities.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents are defined as all cash on hand and deposited in FDIC insured bank accounts with an initial maturity of three months or less.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial instruments of Company include cash, short-term accounts receivable, accounts payable, due from All Father Development Company, due to stockholders and investors. Management estimates that the fair value of all financial instruments at year end do not differ materially from the carrying values of the financial instruments recorded in the accompanying statement of financial position.

Income Taxes

The Company is subject to tax filing requirements in the jurisdiction of the United States and the State of Tennessee. The company had net operating losses in 2016 and 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating losses are being carried forward until they can be utilized. Under current federal income tax law, the 2016 net operating loss for 2016 can be carried forward twenty years and the 2017 net operating loss can be carried forward indefinitely. The net operating losses can be carried forward for fifteen years for the Tennessee Excise Tax.

There are no tax examinations currently in progress. Management has concluded that the Company has taken no uncertain tax positions as of December 31, 2016 and 2017. The Company's Form 1120 corporation income tax returns and state income tax returns for the years ending December 31, 2015, 2016, and 2017 are subject to examination by the IRS, generally for 3 years after they were filed.

Asgard Craft Brewery Company, Inc.
Notes To Financial Statements
For the Years Ending December 31, 2017 and 2016

Inventory

The Company's inventory consists of beer, glassware and merchandise for sale. Inventories are stated at cost determined on a first-in, first-out basis.

Property and Equipment

Leasehold improvements, furniture, equipment and the capitalized lease vehicle are carried at cost. Depreciation is computed on a straight-line basis over the estimated useful life of assets and is reflected as an expense in the Statement of Income and Retained Earnings. The Company uses accelerated cost recovery methods for income tax purposes. The Company capitalizes items over $500 that have a useful life of three years or more.

Revenue Recognition

Over 97% of the Company's sales are retail and revenue is recognized at the point of sale.

NOTE 2 - CASH AND CREDIT RISK

All of the cash Asgard Craft Brewery Company, Inc. is deposited in FDIC insured banks. At December 31, 2016 and 2017, the Company had no deposits exceeding the $250,000 FDIC deposit insurance coverage.

NOTE 3 – LEASHOLD IMPROVEMENTS, FURNITURE, EQUIPMENT & CAPITALIZED LEASE VEHICLE

Leasehold improvements, furniture, equipment and the capitalized lease vehicle:

		12/31/17	12/31/16		
	Leasehold improvements	136,424	136,424		
	Funiture and equipment	10,757	10,757		
	Capitalized lease vehicle	64,032	64,032		
		211,213	211,213		
	Accumulated depreciation	(22,302)	(4,461)		
		188,911	206,752		

Useful lives are 39 years for leasehold improvements, 7 years for furniture and equipment, and 5 years for the capitalized lease vehicle.

NOTE 4 – RENTALS

The Company has paid MAM Enterprises, an unrelated party, rent of $14,124 and $19,764 for the years ended December 31, 2016 and 2017 for its retail outlet. The base rent is $1,500 per month. The five year lease agreement lease agreement was effective May 25, 2016 and end on May 26, 2021. The future minimum lease payments are $18,000 for 2018, $18,000 for 2019, $18,000 for 2020, and $7,500 for 2021. The Company paid other immaterial equipment rentals of $4,982. The future rental obligations on these rentals are also immaterial.

NOTE 5 – START-UP COSTS

The Company's initial start-up costs were capitalized and are being amortized over a fifteen year period.

NOTE 6 – FIRST FARMERS BANK LINE OF CREDIT

The Company has a bank line of credit with First Farmers and Merchants Bank that is secured by a guarantee from the primary shareholder and has a variable interest rate. The rate at December 31, 2017 was 5.75%. The note was due November 15, 2017 and was subsequently paid off in January 2018.

NOTE 7 – CAPITALIZED LEASE

On September 23, 2016, the Company entered into a lease purchase agreement with Daimler Truck Financial to purchase a van. Under US generally accepted accounting principles the lease is required to be capitalized. See Note 3 for the capitalized price and accumulated depreciation for the vehicles.

The future payments under the leases and the present value of the lease payments are:

Year Ended		
2018	$ 12,740	
2019	12,740	
2020	12,740	
2021	21,764	
Total lease payments	59,984	
Less: Amount representing interest	7,936	
Present value of lease payments	$ 52,048	

NOTE 8 – DUE TO ALL FATHERS DEVELOPMENT LLC RELATED PARTY TRANSACTIONS

The Company uses a building and equipment owned by All Fathers Development LLC which is owned by its primary shareholder across the street from its retail outlet. The Company has advanced to All Fathers Development LLC $202,365 through December 31, 2017 for the cost of the building and renovations. The Company has not paid any rent and has no formal written agreement regarding the use of the building and its equipment.

NOTE 9 – PHARMCOTHERAPY CONSULTANTS LLC RELATED PARTY TRANSACTION

The Company entered into a short term note payable for working capital purposes with Pharmacotherapy Consultants LLC, a related party owned by the primary shareholder. This loan was repaid in 2018.

NOTE 10 – BRIDGE LOAN

The Company entered into a 10% bridge loan with one of its investors on July 17, 2017 in the amount of $9,500. A principal payment was made on October 5, 2017 of $5,238 leaving a principal balance of $4,262 plus accord interest of $336 for a total of $4,598.

NOTE 11 – SHAREHOLDER ADVANCE

During 2017, the major shareholder has advanced $26,933 to the Company for working capital needs.

NOTE 12 - DUE TO STOCKHOLDERS AND INVESTORS

The shareholders and other investors have entered into interest bearing promissory notes with the Company to cover working capital needs. The principal and accrued interest at 8% on the promissory notes is due five years from the date of maturity. The first promissory note was entered into on November 16, 2015 and is due November 16, 2020. The last promissory note was entered into during 2017 was on September 29, 2017 and is due on September 29, 2022. Additional promissory notes totaling $280,000 have been issued in 2018 with similar terms. If the Company receives equity financing of $5 million or more prior to the maturity date, then the principal and accrued interest note can be paid off or converted into equity securities of the Company at the discretion of the holder of the promissory note. The conversion amount is 70% of the principal and accrued interest on the promissory note times the price per share in the equity financing. If there is no equity financing prior to the maturity date, then the promissory note can be converted into shares of the Company at the discretion of the holder of the promissory note. If the Company merges with another entity prior to the maturity date, then the holders of the promissory notes can convert their notes into equity.

NOTE 13 - COMMON STOCK

The Company has one class of stock. Each share of common stock is entitled to one vote.

NOTE 14 - DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through August 27, 2018, the date which the financial statements were available to be issued. See notes 6, 9 and 12 for subsequent events. No other material subsequent events have occurred that need to be disclosed.